

07001160

SECU[illegible] [illegible]SION

Washington, D.C. 20549



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 [illegible] 2007
WASH, D.C. 210

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SEC FILE NUMBER
8- 21426

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tryon Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Greenwood Cliff, Suite 401
(No. and Street)

Charlotte (City) North Carolina (State) 28204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Vergin 704-926-2451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

525 North Tryon Street, Suite 1800 (Address) Charlotte (City) North Carolina (State) 28202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Keith Brunnemer, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tryon Securities, L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST TRYON SECURITIES, L.L.C.

Financial Statements
and
Accompanying Information
for the Years Ended
December 31, 2006 and 2005

FIRST TRYON SECURITIES, L.L.C.

Contents


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Accountants

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of First Tryon Securities, L.L.C. (the "Company") as of December 31, 2006 and 2005, and the related statements of income, changes in members' capital and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tryon Securities, L.L.C. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 22, 2007

First Tryon Securities, L.L.C.

Statements of Financial Condition

Assets

	December 31, 2006	December 31, 2005
Cash and cash equivalents	$ 208,096	$ 145,567
Cash deposited with clearing broker	100,000	150,000
Receivable from clearing broker	-	26,525
Marketable securities owned, at market value	37,664,120	29,164,760
Other investments	36,948	228,670
Interest receivable	224,515	222,070
Property and equipment, net of accumulated depreciation	395,805	165,045
Other assets	111,804	92,102
Total assets	$ 38,741,288	$ 30,194,739

Liabilities and Members' Capital

	December 31, 2006	December 31, 2005
Payable to clearing broker	$ 25,406,832	$ 15,925,384
Securities sold not yet purchased, at market value	3,139,100	4,999,749
Accrued compensation	1,488,634	1,673,221
Distributions payable to members	2,045,129	819,078
Other accrued expenses and liabilities	161,593	138,697
Total liabilities	32,241,288	23,556,129
Accumulated other comprehensive income	-	138,610
Members' capital	6,500,000	6,500,000
Total capital	6,500,000	6,638,610
Total liabilities and members' capital	$ 38,741,288	$ 30,194,739

See notes to financial statements.

First Tryon Securities, L.L.C.

Statements of Income

		Year Ended December 31, 2006		Year Ended December 31, 2005
Revenues				
Net trading revenue	$	6,499,179	$	7,273,533
Interest income		1,331,051		1,250,431
Other income		210,855		34,480
Total revenues		8,041,085		8,558,444
Expenses				
Compensation and benefits		3,501,991		3,875,091
Occupancy		160,997		119,928
Depreciation		110,274		146,301
Clearing fees		252,794		482,425
Technical trading services		572,251		633,094
Interest expense		1,058,253		875,243
Other operating expenses		339,396		332,284
Total expenses		5,995,956		6,464,366
Net income	$	2,045,129	$	2,094,078

See notes to financial statements.

First Tryon Securities, L.L.C.

Statements of Changes in Members' Capital

	Comprehensive Income	Accumulated Other Comprehensive Income	Members' Capital	Total Capital
Balance, January 31, 2005	$ -	$ -	$ 6,500,000	$ 6,500,000
Net income	2,094,078	-	2,094,078	2,094,078
Net change in unrealized gain on securities available for sale	138,610	138,610	-	138,610
Distributions		-	(2,094,078)	(2,094,078)
Balance, December 31, 2005	2,232,688	138,610	6,500,000	6,638,610
Net income	2,045,129	-	2,045,129	2,045,129
Net change in unrealized gain on securities available for sale	(138,610)	(138,610)	-	(138,610)
Distributions		-	(2,045,129)	(2,045,129)
Balance, December 31, 2006	$ 1,906,519	$ -	$ 6,500,000	$ 6,500,000

See notes to financial statements.

First Tryon Securities, L.L.C.

Statements of Cash Flows

	Year Ended December 31, 2006	Year Ended December 31, 2005
Cash flows from operating activities		
Net income	$ 2,045,129	$ 2,094,078
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	110,274	146,301
Net unrealized (gain) loss on securities	(144,792)	63,452
Loss on disposal of equipment	48,050	4,723
Decrease (increase) in cash deposited with clearing broker	50,000	(100,000)
Decrease (increase) in receivable from clearing broker	26,525	(26,525)
(Increase) in marketable securities owned	(10,360,009)	(2,039,641)
(Increase) decrease in interest receivable	(2,445)	17,751
(Increase) in other assets	(19,702)	(1,227)
Increase in payable to clearing broker	9,481,448	3,028,728
Increase (decrease) in accounts payable and accrued expenses	(161,691)	(36,899)
Net cash provided by operating activities	1,072,787	3,150,741
Cash flows from investing activities		
Proceeds from other investment sales	197,904	(19,200)
Purchases of property and equipment	(389,084)	(36,143)
Net cash used in investing activities	(191,180)	(55,343)
Cash flows from financing activities		
Members' distributions	(819,078)	(3,058,975)
Net cash used in financing activities	(819,078)	(3,058,975)
Net increase in cash and cash equivalents	62,529	36,423
Cash and cash equivalents at beginning of year	145,567	109,144
Cash and cash equivalents at end of year	$ 208,096	$ 145,567

See notes to financial statements.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2006 and 2005

Note 1 - Nature of operations

First Tryon Securities, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's purpose of operations is to engage as an broker-dealer on a fully disclosed basis in the purchase and sale of fixed income securities primarily with other brokers, dealers and financial institutions. The Company was approved by the National Association of Securities Dealers to initiate trading operations as of October 21, 1996.

First Tryon Securities, L.L.C. is a North Carolina limited liability company, organized on September 1, 1996 and currently operating under the fifth amended and restated operating agreement dated January 1, 2005. The Company shall continue until it is set to expire on December 31, 2046. Members are not ultimately liable for any debts, liabilities or obligations of the Company, losses of capital nor losses of profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are transferable, with no management rights, upon the lapse of the term for the Company's option to purchase same ownership interests. Ownership interests are transferable in accordance with the terms of the operating agreement.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as trading revenue in the accompanying statements of income.

Property and equipment

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using principally the 200% declining balance method for furniture and equipment and the straight line method for leasehold improvements. The costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed as incurred. The cost and accumulated depreciation and amortization of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2006 and 2005

Note 2 - Summary of significant accounting policies (continued)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Limited liability corporations are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the Company's financial statements.

Allocations and distributions to Members

Allocation of income and losses and distributions of cash are made to the members in accordance with the terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Reclassifications

Certain 2005 amounts have been reclassified, where appropriate, to correspond with the 2006 financial statement presentation.

Note 3 - Clearing broker and related receivable

The Company currently has a clearing agreement with Bear Stearns Securities Corp. ("Bear Stearns"), to clear all trade transactions. The Company is required to maintain a cash deposit of $100,000 with Bear Stearns in accordance with the terms of the clearing agreement.

An account is maintained with Bear Stearns that is composed of funds to settle securities traded but not yet settled and the proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through Bear Stearns. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

The Company has various margin accounts with Bear Stearns and has a net payable in these accounts as of December 31, 2006 of $25,406,832. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a base variable rate determined as described in the clearing agreement. Interest expense on the margin accounts for the years ended December 31, 2006 and 2005 was $1,051,100 and $869,260, respectively. The amount of margin available to the Company is based on the requirements of the New York Stock Exchange. If the fair value of the securities margined decreases to the extent the amount of margin available is less than the calculated requirement, the Company would have to repay a portion of the margin loan. The amount of unused margin as of December 31, 2006 and 2005 was approximately $5,394,127 and $4,763,000, respectively.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2006 and 2005

Note 4 - Marketable securities owned and securities sold, not yet purchased

Marketable securities owned and securities sold, not yet purchased at December 31, 2006 and 2005 consist of the following:

	2006	2005
Obligations of U.S. government	$ 3,795,309	$ 2,836,535
State and municipal obligations	7,179,640	5,194,065
Corporate bonds, debentures and notes	26,568,606	21,070,110
Foreign bonds	120,565	64,050
	$ 37,664,120	$ 29,164,760

Securities sold, but not yet purchases, at market value:

	2006	2005
Obligations of U.S. government	$ 1,353,700	$ 1,939,246
Corporate bonds, debentures and notes	1,785,400	3,060,503
	$ 3,139,100	$ 4,999,749

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities.

Note 5 - Other investments

During 2000, the Company invested in the common stock and warrants of NASDAQ Stock Market, Inc., and has classified the investments as available-for-sale. Accordingly, these investments are recorded at fair value with changes in fair value being recorded as a component of revenues.

Note 6 - Property and equipment

Property and equipment as of December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Furniture and equipment	$ 209,856	$ 186,476
Software	206,856	197,540
Leasehold improvements	256,906	93,359
	673,618	477,375
Less: accumulated depreciation	(277,813)	(312,330)
	$ 395,805	$ 165,045

Depreciation expense for the years ended December 31, 2006 and 2005 was $110,274 and $146,301, respectively.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2006 and 2005

Note 7 - Line of Credit

The Company has an operating line of credit with a bank with an approved maximum borrowing limit of $500,000. Interest is due monthly at prime (8.25% at December 31, 2006). As of December 31, 2006 and 2005, there were no outstanding amounts due under the line of credit. The line of credit expires on March 24, 2007. The line of credit agreement contains a minimal net capital covenant.

Note 8 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2006 and 2005, were as follows:

	2006	2005
Net capital	$3,549,587	$ 4,166,070
Net capital ratio (ratio of indebtedness to capital)	7.61 to 1	4.45 to 1

Note 9 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 10 - Profit sharing plan

Effective June 15, 2000, the Company adopted its 401(k) profit sharing plan available to all employees. Participants can contribute up to 15% of their compensation and the Company may make a discretionary contribution equal to the lesser of 6% of eligible compensation or the amount deferred. The Company recognized net expense of $18,953 and $10,407 related to the profit sharing plan for the years ended December 31, 2006 and 2005, respectively.

Note 11 - Supplemental cash flow information

Amounts paid for interest totaled $1,058,253 and $875,243 during 2006 and 2005, respectively.

FIRST TRYON SECURITIES, L.L.C.

Notes to Financial Statements
December 31, 2006 and 2005

Note 12 - Operating lease

On November 1, 2006, the Company began leasing office space from its majority member under a ten-year operating lease with optional annual increases tied to the Consumer Price Index. Rent expense under this lease for the year ended December 31, 2006 was $16,171. The Company terminated the previous lease of office space on December 31, 2006. Future minimum lease payments at December 31, 2006 are as follows:

2007	$ 97,205
2008	97,205
2009	97,205
2010	97,205
2011	97,205
2012 and thereafter	485,125

Lease expense, including the lease buyout in 2006, was $159,055 and $117,749 for the years ended December 31, 2006 and 2005.

Note 13 - Related party transactions

In addition to the leasing arrangement discussed in Note 12, the Company also performed standard accounting services for the majority member. The Company was paid $18,000 each year for the services rendered.

Note 14 - Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

Additionally, the Company places its cash and cash equivalents on deposit with a North Carolina financial institution and with Bear Stearns. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time, the Company may have balances on deposit in excess of the FDIC insured limits. The balances with Bear Stearns are not insured, however Bear Stearns is a reputable, well-known entity and the risk of loss for the deposits held at Bear Stearns is considered to be remote by the Company.

ACCOMPANYING INFORMATION


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Accountants
on Accompanying Information

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

We have audited the accompanying financial statements of First Tryon Securities, L.L.C. as of and for the years ended December 31, 2006 and 2005, and have issued our report thereon dated February 22, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages thirteen and fourteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 22, 2007

Schedule 1

First Tryon Securities, L.L.C.

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

	Year Ended December 31, 2006	Year Ended December 31, 2005
Members' Capital	$ 6,500,000	$ 6,500,000
Add:		
Unrealized gain on investment account	-	138,610
	6,500,000	6,638,610
Less:		
Property and equipment, net of accumulated depreciation	395,805	165,045
Other unsecured investments	-	-
Discount on concentrated portion	70,694	107,756
Specified percentage reduction in market value of securities in Company trading and investment accounts	2,371,910	2,107,437
Other nonallowable assets	112,004	92,302
Net capital	$ 3,549,587	$ 4,166,070
Aggregate indebtedness	$ 27,017,200	$ 18,556,380
Ratio of indebtedness to capital	7.61 to 1	4.45 to 1

There are no material differences between the computation of Net Capital as reported on Part II of Form X-17A-5 and the computation above.

Schedule 2

FIRST TRYON SECURITIES, L.L.C.

Material Inadequacies - Rule 17a-5(j)

Years Ended December 31, 2006 and 2005

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

The Members
First Tryon Securities, L.L.C.
Charlotte, North Carolina

In planning and performing our audits of the financial statements of First Tryon Securities, L.L.C. for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by First Tryon Securities, L.L.C. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recording of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Company's member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 22, 2007

END